Filed by: abrdn Funds
Pursuant to Rule 425 under the Securities Acts of 1933, as amended
Subject Company: abrdn Funds
SEC File No. 811-22132 and 333-146680

[LOGO]

abrdn Mutual Fund to ETF conversion

PO Box 219026

Kansas City, MO 64121-9026

REGISTRATION LINE 1	November 8, 2024
REGISTRATION LINE 2
REGISTRATION LINE 3
REGISTRATION LINE 4
REGISTRATION LINE 5
REGISTRATION LINE 6

REFERENCE # XXXXXX

ACTION REQUIRED

IMPORTANT INFORMATION REGARDING YOUR

ABRDN FUNDS ACCOUNT

Dear [Fund] Shareholder:

The Board of Trustees (the “Board”) of abrdn Funds (the “Trust”) approved the conversion of [Fund] (the “Fund”) into [ETF] (the “ETF”) (the “Conversion”), which is scheduled to take place on or about February 14, 2025 (the “Conversion Date”).

You are receiving this letter because you were invested in the Fund as of September 13, 2024 and you own a retirement account (example IRA) or Coverdell (together, a “Qualified Account”) directly with the Fund and maintained by abrdn Inc. (“Directly Held Qualified Account”). An ETF cannot be held directly with the Fund.

Please pursue one of the following two options below if you would like your investment to remain with abrdn:

See reverse

1.	Direct Transfer of Assets to a New Custodian - Since you own a Directly Held Qualified Account, you may transfer your Fund shares to a brokerage account that can accept shares of the ETF and be established as a Qualified Account in order to avoid any tax penalties prior to February 14, 2025. For more information, please contact a financial professional. If you have any questions about this process, please contact a Shareholder Services Associate at (833) 252-1680, Monday- Friday, 9am – 6pm EST

2.	Request an Exchange – You may exchange your Fund shares for shares of the same class of another fund of the Trust by contacting abrdn at (833) 252-1680.

If No Action Is Taken - We encourage you to provide instructions for the exchange or redemption of Fund shares prior to the Conversion Date. If you do not provide these instructions, your account will be redeemed, and you will receive the proceeds from the account as valued on the Conversion Date.

abrdn Funds values your business, and we strive to both meet your needs and to exceed your expectations as you conduct business with us. If you have any questions concerning the content of this letter, please contact a Shareholder Services Associate at (833) 252-1680, Monday- Friday, 9am – 6pm EST. A copy of the Fund prospectus may also be obtained online at abrdn.com/us/literature.

Sincerely,

abrdn Funds

In connection with the Conversion discussed herein, an information statement/prospectus that is included in a registration statement on Form N-14 was filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors are urged to read the materials and any other relevant documents because they contain important information about the Conversion. Free copies of the materials are available on the SEC’s website at www.sec.gov. These materials are also available at abrdn.com/us/literature and a paper copy can be obtained at no charge by calling (866)-667-9231.

This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Filed by: abrdn Funds
Pursuant to Rule 425 under the Securities Acts of 1933, as amended
Subject Company: abrdn Funds
SEC File No. 811-22132 and 333-146680

[LOGO]

abrdn Mutual Fund to ETF conversion

PO Box 21902

Kansas City, MO 64121-9026

«REGLINE1»	November 8, 2024
«REGLINE2»
«REGLINE3»
«REGLINE4»
«REGLINE5»
«REGLINE6»

REFERENCE # «Ref»

ACTION REQUIRED

IMPORTANT INFORMATION REGARDING CHANGES

TO YOUR ABRDN FUNDS ACCOUNT

Dear [Fund] Shareholder:

The Board of Trustees (the “Board”) of abrdn Funds (the “Trust”) approved the conversion of [Fund] (the “Fund”) into [ETF] (the “ETF”) (the “Conversion”), which is scheduled to take place on or about February 14, 2025 (the “Conversion Date”).

You are receiving this letter because you were invested in the Fund as of September 13, 2024 and you held an account directly with the Fund (“Directly Held Account”). An ETF cannot be held directly with the Fund.

Please pursue one of the following two options below if you would like your investment to remain with abrdn:

1.	Direct Transfer of Assets to a New Custodian – As a direct shareholder, you may transfer your Fund shares to a brokerage account that can accept shares of the ETF and be established prior to February 14, 2025. For more information, please contact a financial professional. If you have any questions about this process, please contact a Shareholder Services Associate at (833) 252-1680, Monday- Friday, 9am – 6pm EST.

2.	Request an Exchange - You may exchange your Fund shares for shares of the same class of another fund of the Trust by contacting abrdn at (833) 252-1680.

If No Action Is Taken - If you do not provide these instructions, your account will be redeemed, and you will receive the proceeds from the account as valued on the Conversion Date. We encourage you to provide instructions for the exchange or redemption of Fund shares prior to the Conversion Date. You will be able to exchange or redeem up until February 13, 2025.

abrdn Funds values your business, and we strive to both meet your needs and to exceed your expectations as you conduct business with us. If you have any questions concerning the content of this letter, please contact a Shareholder Services Associate at (833) 252-1680, Monday- Friday, 9am – 6pm EST. A copy of the Fund prospectus may also be obtained online at abrdn.com/us/literature.

Sincerely,

abrdn Funds

In connection with the Conversion discussed herein, an information statement/prospectus that is included in a registration statement on Form N-14 was filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors are urged to read the materials and any other relevant documents because they contain important information about the Conversion. Free copies of the materials are available on the SEC’s website at www.sec.gov. These materials are also available at abrdn.com/us/literature and a paper copy can be obtained at no charge by calling (866) 667-9231.

This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.